GMS CAPITAL CORP.

July 18, 2008

VIA EDGAR
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

File No. 333-151684

Re: GMS Capital Corp. comment letter dated July 11, 2008

Dear Mr. Reynolds,

We have reviewed your letter dated July 11, 2008 concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

General

1.
We note that your disclosure regarding your short term cash requirements is not consistent throughout the document.  For instance, you state in risk factors on page 14 that you believe your existing working capital and cash available from operations will enable you to meet your working capital requirements for at least the next 12 months.  In MD&A on page 26 you state that if you do not experience a significant increase in revenues and you do not raise sufficient capital in the offering, you estimate that you can only sustain your cash requirements for three months.  The liquidity discussion on page 28 includes a statement that the current level of gross margin is not adequate to cover all of the operating expenses that you will have to borrow funds from shareholders and related parties.  Please revise your disclosure throughout to provide a clear statement regarding your liquidity position by stating the number of months your current cash resources will permit you to fund your financial obligations and the amount needed to complete the year.  Include a risk factor that specifically addresses your current liquidity position.

Response

We have noted your comment and confirm that we will be able to meet our working capital requirements for the next 12 months.  As a result, we have updated the MD&A in our amended filing on form S-1/A to read:

Should our revenue levels not be sustained as per the above table, we will cover our cash shortfalls through debt financing with affiliated parties. In the event that we do not have a significant increase in revenues and we do not raise sufficient capital in the offering herein, management estimates we can only sustain our cash requirements for twelve months.  After twelve months, management will need to consider alternate sources of financing, including but not limited to additional debt financing, in order to sustain operations for subsequent period.  No agreements or arrangements have been made as of this date for such financing.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

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GMS CAPITAL CORP.

We have likely amended our liquidity and capital resources disclosure to read:

In pursuing its business strategy, the Company will require additional cash for operating and investing activities in order to increase its monthly revenues.  The Company’s current level of gross margin is adequate to cover all of the operating expenses for the business operating at the current revenue levels.  The Company will continue to borrow money from shareholders and related parties to cover any cash expenses that go beyond the cash required to maintain its operations and current revenue levels, while looking to increase revenues of its subscription services.  The Company has sought to borrow money from related parties in order to make cash expenditures that relate to the registration process which began in April 2008.  The Company records advances from related party upon the receipt of funds from shareholders and officers and will repay this loan when the Company has the free cash flow to do so.

2.
We note your references on pages 18 and 49 to the registration statement on Form SB-2 and your statements on page 18 regarding filing periodic reports on Forms 10-KSB and 10-QSB.  AS the registration statement is on Form S-1 and because you will be required to file periodic reports under the Exchange Act of 1934 on Forms 10-K and 10-Q pursuant to the new rules, please revise your filing accordingly.  See SEC Release No. 33-8876.  Note that eligible companies may elect to use the new scaled disclosure requirements in Regulation S-K.

Response

We have noted your comment and have updated our disclosure to properly reflect the utilization of forms 10-K (in lieu of 10-KSB), 10-Q (in lieu of 10-QSB) and S-1 (in lieu of SB-2).

Signatures

3.
The signature page does not conform to the requirements of Form S-1.  Specifically, it appears that although you included the paragraph relating to the registrant, you have omitted the paragraph relating to the persons signing the registration statement in their own capacities.  Please revise accordingly.

Response

We have amended our filing on form S-1/A and have included the following signature as Principal Financial Officer:

Date: July 18, 2008	By:	/s/ George Metrakos
George Metrakos
Principal Financial Officer

4.	Please indicate who is signing the registration statement in the capacity of principal financial officer. See Instruction 1 to Signatures on Form S-1.

Response

Please note that as per the response for comment 3 above, and as per our amended filing on Form S-1/A, George Metrakos is signing in the capacity of Principal Financial Officer.

Exhibits

Legality Opinion

5.
We note that the opinion refers to a self-underwritten, “all-or-none” offering, though the cover page of the prospectus indicates that the offering is being conducted on a minimum/maximum basis.  Please advise or revise.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com
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GMS CAPITAL CORP.

Response

We have noted your comment and revised the updated legal opinion.

6.
The opinion opines that the shares covered by the registration statement “are validly issued, fully paid and non-assessable…” (emphasis added).  Please explain this statement since it would appear that the shares have not yet been issued in this primary offering by the company.

Response

We have noted your comment and revised the updated legal opinion.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos President & CEO GMS Capital Corp.

Tel: 514-287-0103
e-mail: gmetrakos@managethepipe.com

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

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